EXHIBIT 99.2

Exhibit I

AMENDMENT NO. 1

TO THE

i2 TECHNOLOGIES, INC.

1995 STOCK OPTION PLAN

Effective July 18, 2003, the 1995 Stock Option Plan is hereby amended as follows:

1. The definition of “Fair Market Value” set forth in the Appendix to the 1995 Stock Option Plan is hereby amended to read as follows:

Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

        (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market or any successor system. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

        (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

        (iii) If the Common Stock is at the time quoted on a national or regional securities exchange or market system (including the Nasdaq Small-Cap Market and over-the-counter markets) determined by the Plan Administrator to be the primary market for the Common Stock, then the Fair Market Value shall be the closing selling price (or, if the Plan Administrator so determines, the mean of the closing bid and asked prices of a share of Common Stock) per share of Common Stock on the date in question, as such price is officially reported by such exchange or market system. If there is no closing selling price (or closing bid or asked price) for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price (or, if the Plan Administrator so determines, the mean of the closing bid and asked prices) of a share of Common Stock on the last preceding date for which such quotation exists.

        (iv) For purposes of option grants made on the date the Underwriting Agreement is executed and the initial public offering price of the Common Stock is established, the Fair Market Value shall be deemed to be equal to the established initial offering price per share. For purposes of option grants made prior to such date, the Fair Market Value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

        (v) If the Fair Market Value of the Common Stock cannot be determined in accordance with the provisions of (i) through (iv) above, then the Fair Market Value shall be determined in a manner prescribed by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

2. Except as otherwise amended hereunder, the provisions of the Plan shall continue in full force and effect.